UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2024

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2024

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endo
Name:	Toshinao Endo
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

Notice Regarding MUFG’s Board of Directors’ Opinion on Shareholder Proposals

Tokyo, May 15, 2024 — MUFG today announced that it has received a document stating shareholders’ intentions to exercise their right to present proposals at the 19th Annual General Meeting of Shareholders scheduled to be held on June 27, 2024. MUFG also announced that at its Board of Directors meeting held today, it has resolved to oppose the shareholder proposals.

1.	The shareholder proposals

Please refer to the attached Annex.

2.	Opinion of the Board of Directors

(1)	Proposal 1:

Partial amendment to the Articles of Incorporation (Director competencies for the effective management of climate-related business risks and opportunities)

The Board of Directors objects to this proposal.

MUFG recognizes that addressing climate change is closely related to the conservation of biodiversity, respect for human rights, and other issues. MUFG believes it is necessary to contribute to solving a wide range of challenges related to sustainability. In electing directors, MUFG aims for an appropriately balanced composition that provides knowledge, expertise, and experience, including perspectives on sustainability such as climate change.

MUFG has disclosed its policy for electing directors and other relevant information, following approval by the Nominating and Governance Committee. Under the supervision of the Board of Directors, sustainability is positioned at the core of our new Medium-term Business Plan, and we have established an appropriate governance structure. The effectiveness of the Board of Directors is evaluated and confirmed annually, and this information is disclosed. We will continue to work on enhancing information disclosure to ensure that stakeholders can better understand our efforts.

MUFG’s Articles of Incorporation define the basic matters for operating MUFG in accordance with the Companies Act, such as trade name, purpose, organs, and total number of shares that can be issued. As such, it is not appropriate to specify individual policies related to the formulation of management strategy, response to specific management issues such as climate change, etc., in our Articles of Incorporation, as it may constrain the flexible change of policies and their prompt implementation.

Furthermore, for MUFG, which faces a wide range of management issues, incorporating content focused solely on climate change into the Articles of Incorporation could undermine the overall balance of our management strategy, including providing stable financial settlement functions and addressing social issues such as declining birthrate and aging population. This could constrain the effective execution of strategy and potentially lead to a deterioration of corporate value.

Reference

We have disclosed information about the above initiatives below.

1.	MUFG Report 2023 (Integrated Report)

A report on our efforts towards creating sustained value for our Group.

https://www.mufg.jp/dam/ir/report/annual_report/pdf/ir2023_all_en.pdf

2.	Corporate Governance Report

A report on our corporate governance in light of the Corporate Governance Code.

https://www.mufg.jp/dam/profile/governance/report/pdf/report_en.pdf

Therefore, we believe that there is no need to add the proposed clause to the Articles of Incorporation.

(2)	Proposal 2:

Partial amendment to the Articles of Incorporation (Assessment of customers’ climate change transition plans)

The Board of Directors objects to this proposal.

Since MUFG’s carbon neutrality declaration in 2021, we have accelerated our strategies and efforts to address climate change and continuously disclosed our progress. In the MUFG Climate Report 2024, published in April 2024, we disclosed information on our “Operating Framework for Effective Management.” This framework includes, as requested in this proposal, a method to assess clients’ transition status in alignment with the Paris Agreement’s 1.5°C target, as well as measures to be taken if clients fail to create reliable transition plans.

MUFG’s Articles of Incorporation define the basic matters for operating MUFG in accordance with the Companies Act, such as trade name, purpose, organs, and total number of shares that can be issued. As such, it is not appropriate to specify individual policies related to the formulation of management strategy, response to specific management issues such as climate change, etc., in our Articles of Incorporation, as it may constrain the flexible change of policies and their prompt implementation.

Furthermore, for MUFG, which faces a wide range of management issues, incorporating content focused solely on climate change into the Articles of Incorporation could undermine the overall balance of our management strategy, including providing stable financial settlement functions and addressing social issues such as declining birthrate and aging population. This could constrain the effective execution of strategy and potentially lead to a deterioration of corporate value.

The Operating Framework for Effective Management

The alignment of MUFG’s clients’ transition plans with the Paris Agreement’s 1.5°C target is confirmed through a Transition assessment framework. Assessments are conducted based on publicly available information, such as third-party certifications obtained by clients, as well as non-public information obtained through client engagement, in order to understand the details of the plans and the key technologies supporting them. Through this framework, MUFG evaluates clients in six tiered categories.

If an MUFG client does not create credible, Paris Agreement-aligned transition plans, MUFG will engage with them to support the formulation of transition strategies that reflect regional and sectoral specificities. MUFG has an escalation process to consider reviewing credit terms and conditions for clients who fail to demonstrate specific plans or directions for transition even after a certain period of engagement.

Therefore, we believe that there is no need to add the proposed clause to the Articles of Incorporation.

- End -

About MUFG

Mitsubishi UFJ Financial Group, Inc. (MUFG) is one of the world’s leading financial groups. Headquartered in Tokyo and with over 360 years of history, MUFG has a global network with approximately 2,000 locations in more than 40 countries. The Group has about 120,000 employees and offers services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing. The Group aims to “be the world’s most trusted financial group” through close collaboration among our operating companies and flexibly respond to all of the financial needs of our customers, serving society, and fostering shared and sustainable growth for a better world. MUFG’s shares trade on the Tokyo, Nagoya, and New York stock exchanges. For more information, visit https://www.mufg.jp/english.

Annex1.

[Reference]

Please view information about our initiatives toward achieving carbon neutrality at the following webpages.

1.	MUFG Climate Report 2024

A report to cover the progress and results of MUFG’s wide-ranging decarbonization efforts along with the underlying thought processes behind them, in addition to the details of the transition plan based on the GFANZ guidance.

https://www.mufg.jp/dam/csr/report/progress/climate2024_en.pdf

2.	MUFG Sustainability Report 2023

A report on MUFG’s latest initiatives toward achieving environmental and social sustainability and sustainable growth for MUFG, focusing on our policies, systems, and measures.

https://www.mufg.jp/dam/csr/report/2023/sr2023_en.pdf

To view various other presentation materials, please visit the following website.

https://www.mufg.jp/english/ir/presentation/index.html

Annex2.

Proposal 1:

Partial amendment to the Articles of Incorporation (Director competencies for the effective management of climate-related business risks and opportunities)

1.	Details of the proposal

The following clause shall be added to the Articles of Incorporation:

Chapter V: “Directors and Board of Directors”

Clause x: Director Nomination (Director competencies for the effective management of climate-related business risks and opportunities)

To promote the long-term success of the Company, given the risks and opportunities associated with climate change, the Company shall establish and disclose policies and processes for nominating directors and evaluating the board’s effectiveness that ensure the management of climate-related business risks and opportunities is embedded in the Company’s core management strategy, noting the appropriate balance and diversity of knowledge, experience and skills of the board as a whole.

2.	Reasons for the proposal

This proposal requests that the Company disclose necessary information in order for shareholders to ensure the Company’s board has the competence required to properly oversee climate-related risks and opportunities.

The Company is exposed to substantial climate-related financial risk, given its significant involvement in carbon-intensive sectors such as fossil fuels. However, shareholders are currently unable to assess if the board is capable of fulfilling its duty to mitigate the aforesaid risks. To adequately manage climate-related risks and opportunities, the board of directors requires expertise in areas including climate science, low carbon transition, and public policy.

This proposal is aligned with what is expected by the Japanese Corporate Governance Code, and by investors through investor initiatives (e.g. Transition Pathway Initiative) and the International Sustainability Standard Board (ISSB).

Approval of this proposal will provide investors with critical information required to understand the security of their capital. It will also place the Company in a better position to manage transition risks and opportunities, and to maintain long-term corporate value as the Company navigates the shift toward a decarbonized economy.

(Note by MUFG)

Cited above is an English translation of the original text of the proposal’s details and reasons as submitted by the shareholders.

Proposal 2:

Partial amendment to the Articles of Incorporation (Assessment of customers’ climate change transition plans)

1.	Details of the proposal

The following clause shall be added to the Articles of Incorporation:

Chapter X: “Climate-related risk management”

Clause Y: Transition Plan (Assessment of clients’ climate change transition plans)

Noting the Company’s climate change commitments and climate risk management strategies, the Company shall disclose:

i.	How the Company will assess fossil fuel sector clients’ climate change transition plans for credible alignment with the 1.5°C goal of the Paris Agreement[1]; and

ii.	The consequences of fossil fuel clients not producing credible Paris-aligned transition plans, including the restriction of new finance[2].

2.	Reasons for the proposal

The proposal requests disclosure of information necessary for shareholders to ensure that the Company appropriately manages climate-related risks by supporting clients’ genuine decarbonisation transitions.

The Company has committed to “priority goals of net-zero emissions and achievement of the 1.5°C target in 2050” and recognises climate change as a “top risk”. The Company claims to assess the status of transition of clients in high-emitting sectors by confirming “1.5°C -aligned interim targets, governance and emissions performance”.

However, the Company continues to provide significant financial support to fossil fuel clients that do not have transition plans credibly aligned with the Paris Agreement’s 1.5°C target.

The disclosures requested in this proposal are required to ensure the Company adequately enacts its stated risk control measures, and aligns with its commitment to reduce finance portfolio emissions to net zero by 2050.

These disclosures are in line with investor expectations (e.g.Transition Pathway Initiative), and will help maintain and enhance the Company’s long-term corporate value.

1 Criteria for determining climate change transition plan credibility include, but are not limited to:

● Short-, medium-, and long-term scope 1, 2 and 3 emission reduction targets;

● Strategies (including capital expenditure plans) to align with those targets; and

● No unreasonable reliance on emissions offsets or negative emissions technology

2 ‘New finance’ defined as the provision of new corporate lending, project finance or trade finance to a client, including the refinancing of existing credit facilities, and the arranging or underwriting of capital markets transactions to a client.

(Note by MUFG)

Cited above is an English translation of the original text of the proposal’s details as submitted by the shareholders. Regarding the reasons for the proposal, in accordance with Article 38 of MUFG’s stock handling regulations, some footnotes have been omitted.